CLOVER LEAF CAPITAL CORP.

1450 Brickell Avenue, Suite 1420

Miami, FL 33131

VIA EDGAR

July 7, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Dorrie Yale

Re:	Clover Leaf Capital Corp.
Preliminary Proxy Statement on Schedule 14A
Filed June 16, 2023
File No. 001-40625

Dear Ms. Yale:

Clover Leaf Capital Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to an oral comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on June 22, 2023, regarding its Preliminary Proxy Statement on Schedule 14A filed with the Commission on June 16, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response.

Preliminary Proxy Statement on Schedule 14A

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has included a revised risk factor substantially in the form below in its Amendment No. 1 To Preliminary Proxy Statement on Schedule 14A.

We may not be able to complete an initial Business Combination with certain potential target companies if a proposed transaction with the target company may be subject to review or approval by regulatory authorities pursuant to certain U.S. or foreign laws or regulations.

Certain acquisitions or Business Combinations may be subject to review or approval by regulatory authorities pursuant to certain U.S. or foreign laws or regulations. In the event that such regulatory approval or clearance is not obtained, or the review process is extended beyond the period of time that would permit an initial Business Combination to be consummated with us, we may not be able to consummate a Business Combination with such target. In addition, regulatory considerations may decrease the pool of potential target companies we may be willing or able to consider.

Among other things, the U.S. Federal Communications Act prohibits foreign individuals, governments, and corporations from owning more than a specified percentage of the capital stock of a broadcast, common carrier, or aeronautical radio station licensee. In addition, U.S. law currently restricts foreign ownership of U.S. airlines. In the United States, certain mergers that may affect competition may require certain filings and review by the Department of Justice and the Federal Trade Commission, and investments or acquisitions that may affect national security are subject to review by the Committee on Foreign Investment in the United States (“CFIUS”). CFIUS is an interagency committee authorized to review certain transactions involving foreign investment in the United States by foreign persons in order to determine the effect of such transactions on the national security of the United States.

Outside the United States, laws or regulations may affect our ability to consummate a Business Combination with potential target companies incorporated or having business operations in jurisdictions where national security considerations, involvement in regulated industries (including telecommunications), or in businesses where a country’s culture or heritage may be implicated. Yntegra Capital Management, LLC is the sole managing member of the Sponsor and a U.S. entity. Felipe MacLean, a U.S. citizen, is the sole manager of Yntegra Capital Management, LLC, the Sponsor’s managing member. Other members of the Sponsor include certain officers and directors of the Company. To the best of the Company’s knowledge, approximately 47% of the total allocated membership interests in the Sponsor are owned by U.S. persons on a look-through basis and approximately 53% of interests in the Sponsor owned by non-U.S. persons on a look-through basis. Of the approximately 53% of interests in the Sponsor owned by non-U.S. persons, approximately 27% are owned by persons in Sweden, approximately 9% are owned by persons in Bolivia and 3% are owned by a person in Venezuela. Accordingly, the Sponsor is controlled by a non-U.S. person, and CFIUS may consider us to be a “foreign person.”

The Sponsor is expected to own approximately 17.8% of the combined entity following the Business Combination.

Although we do not believe Kustom Entertainment is a U.S. business that may affect national security, CFIUS may take a different view and decide to block or delay the Business Combination, impose conditions to mitigate national security concerns with respect to the Business Combination, order us to divest all or a portion of a U.S. business of the combined company if we had proceeded without first obtaining CFIUS clearance, or impose penalties if CFIUS believes that the mandatory notification requirement applied. Additionally, the laws and regulations of other U.S. government entities may impose review or approval procedures on account of any foreign ownership by the Sponsor.

The foreign ownership limitations, and the potential impact of CFIUS, may prevent us from consummating the Business Combination with Kustom Entertainment. If we were to seek an initial business combination other than the Business Combination, the pool of potential targets with which it could complete an initial business combination may be limited as a result of any such regulatory restriction, and we may be adversely affected in terms of competing with other SPACs that do not have similar ownership issues. Moreover, the process of any government review, whether by CFIUS or otherwise, could be lengthy. Because we have only a limited time to complete an initial business combination, our failure to obtain any required approvals within the requisite time period may require us to liquidate. If we liquidate, our public stockholders may only receive $11.47 per share (plus any applicable interest accrued and prior to any Contributions if the Extension Amendment Proposal is implemented). This will also cause you to lose any potential investment opportunity in Kustom Entertainment or any other acquisition target and the chance of realizing future gains on your investment through any price appreciation in the combined company, and our rights will expire worthless.

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We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact our counsel, Jessica Yuan, Esq., at jyuan@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

Clover Leaf Capital Corp.

By:	/s/ Felipe MacLean
Name:	Felipe MacLean
Title:	Chief Executive Officer

cc:	Jessica Yuan, Esq.
Ellenoff Grossman & Schole LLP

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